Prospectus Supplement No. 6 to Prospectus dated November 22, 2002	Filed Pursuant to Rule 424(b)(3) Registration No. 333-98145

BERKSHIRE HATHAWAY INC.

40,000 Negative 0.75% SQUARZ (SM)
Up to 40,000 Stripped SQUARZ (SM)
$400,000,000 in Aggregate Principal Amount of 3.0% Senior Notes due 2007
Up to 4,464 Shares (subject to antidilution adjustments) of Class A Common Stock
Up to 133,920 Shares (subject to antidilution adjustments) of Class B Common Stock

     This Prospectus Supplement supplements the Prospectus dated November 22, 2002 (as supplemented to date, the “Prospectus”) and relates to the resale by selling securityholders of the securities described in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this Prospectus Supplement.

     The information in the “Selling Securityholders” section beginning on page 18 of the Prospectus is hereby amended, (x) with respect to persons not previously listed in the Prospectus (including in any prior prospectus supplement thereto), by adding the information in the table on page 2 of this Prospectus Supplement, and (y) with respect to persons previously listed in the Prospectus (including in any prior prospectus supplement thereto), by superceding the information about such person with the information in the table on page 2 of this Prospectus Supplement.

     Information about selling securityholders may change over time. Changed information of which we become aware will be set forth in prospectus supplements to the extent required by the Securities Act of 1933, as amended, and the rules thereunder. We also will set forth in prospectus supplements any other additional information relating to selling securityholders to the extent so required.

     Investing in these securities involve risks some of which are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is dated April 7, 2005.

(SM) — SQUARZ is a service mark of Goldman, Sachs & Co.

Supplemental Information to Table of Selling Securityholders

					Number of	Number of
	Number of		Aggregate		Shares of	Shares of
	SQUARZ and	Percentage of	Principal		Class A	Class B	Percentage of
	Stripped	SQUARZ and	Amount of		Common	Common	Common
	SQUARZ that	Stripped	Notes that	Percentage of	Stock that	Stock that	Stock
	May Be Sold	SQUARZ	May Be Sold	Notes	May Be Sold	May Be Sold	Outstanding
Name of Selling Securityholder	(1)	Outstanding	(2)	Outstanding	(3)	(4)	(5)

UBS AG f/b/o IPB Client	5,000	12.50%	$50,000,000	12.50%	558	16,740	*

*	Less than one percent.

(1)	Stripped SQUARZ can be created from SQUARZ and re-created into SQUARZ.

(2)	The notes may be sold as a unit with the SQUARZ of which they are a component or sold separately after they have been separated from such SQUARZ.

(3)	Assumes that all of the warrants underlying the SQUARZ and Stripped SQUARZ of the selling securityholder are exercised for class A common stock at a ratio of 0.1116 share of class A common stock per warrant; excludes fractional shares of class A common stock and shares of class B common stock that are issuable in lieu of fractional shares of class A common stock.

(4)	Assumes that all of the warrants underlying the SQUARZ and Stripped SQUARZ of the selling securityholder are exercised for class B common stock at a ratio of 3.3480 shares of class B common stock per warrant or exercised for class A common stock at a ratio of 0.1116 share of class A common stock per warrant and converted into 30 shares of class B common stock per share of class A common stock; excludes fractional shares of class B common stock.

(5)	Calculated pursuant to Rule 13d-3(d)(i) under the Exchange Act based on 1,266,687 shares of class A common stock and 8,181,878 shares of class B common stock outstanding as of March 25, 2005. In calculating the percentage with respect to each selling securityholder, we treated as outstanding the shares of common stock issuable upon exercise of all of the warrants underlying the SQUARZ and Stripped SQUARZ held by such selling securityholder but did not assume the exercise of any warrant by any other holder of SQUARZ or Stripped SQUARZ. Because each share of class A common stock is convertible into 30 shares of class B common stock, we treated each share of class A common stock as equivalent to 30 shares of class B common stock. Percentage for each selling securityholder reflects not only the shares of our common stock issuable to such selling securityholder upon the exercise of the warrants underlying such selling securityholder’s SQUARZ or Stripped SQUARZ but also other shares of our common stock that such selling securityholder has informed us that it beneficially owns.

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Recent Developments

     General Reinsurance Corporation (“General Reinsurance”), a wholly owned subsidiary of General Re Corporation (“General Re”) and an indirect wholly owned subsidiary of Berkshire, is continuing to cooperate fully with the U.S. Attorney for the Eastern District of Virginia, Richmond Division (the “U.S. Attorney”) and the Department of Justice in Washington (the “DOJ”) in their ongoing investigation of Reciprocal of America (“ROA”). The U.S. Attorney and the DOJ have continued to request additional information from General Reinsurance regarding ROA and its affiliate, First Virginia Reinsurance, Ltd. The U.S. Attorney and the DOJ have also interviewed a number of current and former officers and employees of General Re and General Reinsurance, and have indicated they plan to interview additional such individuals. General Reinsurance and four of its current and former employees, including its former president, originally received subpoenas for documents from the U.S. Attorney in connection with the U.S. Attorney’s investigation of ROA in October 2003.

     General Re, Berkshire, and certain of its other insurance subsidiaries, including National Indemnity Company (“NICO”) have also been continuing to cooperate fully with the U.S. Securities and Exchange Commission (“SEC”) and the New York State Attorney General (“NYAG”) in their ongoing investigations of non-traditional products. The U.S. Attorney and the DOJ have also been working with the SEC and the NYAG in connection with these investigations. General Re, Berkshire and NICO have been responding to subpoenas from the SEC and the NYAG originally issued in January 2005 by providing information relating to transactions between General Reinsurance or NICO (or their subsidiaries) and other insurers. In particular, General Re and Berkshire have been responding to requests from all of the governmental authorities involved in these investigations for information relating to certain transactions that may have been accounted for incorrectly by counterparties of General Reinsurance (or its subsidiaries), including in at least one case American International Group. Berkshire understands that the government is reviewing the role of General Re and its subsidiaries, as well as that of their counterparties, in these transactions. The SEC, NYAG, DOJ and the U.S. Attorney have jointly interviewed a number of current and former officers and employees of General Re and General Reinsurance, and have indicated they plan to interview additional such individuals. Warren Buffett is scheduled for such an interview on April 11, 2005.

     On March 29, 2005, General Reinsurance Australia (“GRA”) responded to a Notice to Show Cause from the Australian Prudential Regulatory Authority (“APRA”) under Section 52(1) of the Australian Insurance Act of 1973 in connection with a potential investigation of GRA concerning financial reinsurance. GRA will fully cooperate with APRA.

     Berkshire cannot at this time predict the outcome of these investigations, is unable to estimate a range of possible loss, if any, and cannot predict whether or not that outcome will have a material adverse effect on Berkshire’s business or results of operations for at least the quarterly period when these investigations are completed or otherwise resolved.

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